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                         GRAHAM PACKAGING COMPANY, L.P.
                            2401 PLEASANT VALLEY ROAD
                            YORK, PENNSYLVANIA 17402
                                 (717) 849-8500



                                                                  April 10, 2003


Steven C. Duvall
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549-0405

     Re: Graham Packaging Company, L.P., GPC Capital Corp. I and GPC Capital Corp. II Registration Statement on Form S-1 (File No. 333-89430)

Dear Mr. Duvall:

     Reference is made to the above registration statement (the "Registration Statement") filed on May 30, 2002 and amended on June 27, 2002 and July 10, 2002. Graham Packaging Company, L.P., GPC Capital Corp. I and GPC Capital Corp. II (collectively, the "Registrants") have refinanced the credit facility that was intended to be partially refinanced with the offering of senior subordinated notes contemplated by the registration statement and, as a result, have ceased their efforts to pursue that debt offering. Accordingly, pursuant to Rule 477 of the Securities Act of 1933, as amended, (the "Securities Act") the Registrants hereby request the withdrawal of the Registration Statement. The Registrants have not sold any securities in connection with the proposed offering. The Registrants may undertake a subsequent private offering of debt securities in the future in reliance on Rule 155(c) of the Securities Act.

     If you have any questions regarding this, please do not hesitate to contact me or Edward Tolley (212-455-3189) or Richard Fenyes (212-455-2812) of Simpson Thacher & Bartlett.

                                      Very truly yours,

                                      Graham Packaging Company, L.P.
                                      By: GPC Opco LLC, its General Partner

                                      By:   /s/ John E. Hamilton
                                            --------------------
                                            Name:  John E. Hamilton
                                            Title: Chief Financial Officer,
                                                   Vice President and Treasurer

                                      GPC Capital Corp. I

                                      By:   /s/ John E. Hamilton
                                            --------------------
                                            Name:  John E. Hamilton
                                            Title:  Vice President

                                      GPC Capital Corp. II

                                      By:   /s/ John E. Hamilton
                                            --------------------
                                            Name:  John E. Hamilton
                                            Title:  Vice President

cc:  Daniel L. Horwood
     Edward P. Tolley III
     Richard A. Fenyes
     William M. Hartnett